Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces Second Half and Full Year 2017 Financial Results

BEIJING--(BUSINESS WIRE)--ReTo Eco-Solutions, Inc. (NASDAQ:RETO) (“ReTo” or the “Company”), a manufacturer and distributor of eco-friendly construction materials as well as equipment used for the production of these eco-friendly construction materials, and consultation, design, project implementation and construction of urban ecological environments including those for the purpose of capturing, controlling and reusing rainwater, commonly called “sponge cities”, today announced its financial results for the six and twelve months ended December 31, 2017.

Second Half 2017 Financial Highlights (all comparisons to prior year unless noted)

	For the Six Months Ended December 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$20.6	$18.9	8.6%
Gross profit	$10.4	$7.8	34.0%
Gross margin	50.7%	41.1%	9.6 percentage points
Operating income	$6.0	$4.1	47.9%
Operating margin	29.3%	21.5%	7.8 percentage points
Net income attributable to RETO	$3.3	$1.8	85.3%
Diluted earnings per share	$0.20	$0.10	86.7%

●	Revenues increased by 8.6% to $20.6 million primarily due to increases in sales for construction materials and technological consulting and other services and partially offset by decrease in sales of machinery and equipment.

●	Gross profit increased by 34.0% to $10.4 million while gross margin increased by 9.6 percentage points to 50.7%.

●	Operating income increased by 47.9% to $6.0 million and operating margin increased by 7.8 percentage points to 29.3%

●	Net income was $3.3 million, or $0.20 per basic and diluted share, for the second half of 2017, compared to $1.8 million, or $0.10 per basic and diluted share, for the same period of the prior year.

Full Year 2017 Financial Highlights

	For the Twelve Months Ended December 31,
($ millions, except per share data)	2017	2016	% Change
Revenues	$35.6	$32.4	9.6%
Gross profit	$18.0	$14.2	26.9%
Gross margin	50.5%	43.6%	6.9 percentage points
Operating income	$10.3	$8.2	25.2%
Operating margin	28.8%	25.3%	3.6 percentage points
Net income attributable to RETO	$6.0	$4.1	45.7%
Diluted earnings per share	$0.35	$0.25	39.2%

●	Revenues increased by 9.6% to $35.6 million. The increase in revenues was across all four business segments.

●	Gross profit increased by 26.9% to $18.0 million while gross margin increased by 6.9 percentage points to 50.5%.

●	Operating income increased by 25.2% to $10.3 million and operating margin increased by 3.6 percentage points to 28.8%

●	Net income was $6.0 million, or $0.35 per basic and diluted share, for 2017, compared to $4.1 million, or $0.25 per basic and diluted share, for 2016.

“We are very pleased to report strong financial results for the year of 2017 with revenues growing by 9.6% to $35.6 million and net income attributable to ReTo increasing by 45.7% to $6.0 million, respectively, both were record highs since our inception,” said Mr. Hengfang Li, Chairman and Chief Executive Officer of ReTo.

Mr. Li continued, “While 2017 was clearly a banner year for ReTo highlighted by our successful IPO in November 2017, we expect the growth momentum to continue in the near future as we continue to increase market penetration of existing products, develop new products, and expand our geographical outreach in both domestic and international markets.”

Second Half 2017 Unaudited Financial Results

Revenues

Total revenues increased by $1.6 million, or 8.6%, to $20.6 million for the second half of 2017 from $18.9 million for the same period of the prior year. The increase in total revenues was primarily due to increased sales for construction materials and technological consulting and other services and partially offset by decrease in sales for machinery and equipment.

	For the Six Months Ended December 31,
	2017			2016
	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
	($’000)	($’000)	(%)	($’000)	($’000)	(%)
Machinery and equipment	$7,508	$3,801	50.6%	$7,804	$5,198	66.6%
Construction materials	11,443	5,602	49.0%	10,582	2,373	22.4%
Municipal construction projects	250	90	36.0%	-	-	-
Technological consulting and other services	1,360	928	68.2%	540	208	38.4%
Total	$20,562	$10,421	50.7%	$18,927	$7,779	41.1%

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The machinery and equipment we manufacture mostly consist of large-scale automatic environmental protection equipment with hydraulic integration, which can be used to produce various types of eco-friendly construction materials and meet the needs of various ecological projects. Revenues from the machinery and equipment segment decreased by $0.3 million, or 3.8%, to $7.5 million for the second half of 2017 from $7.8 million for the same period of the prior year.

Construction materials are mostly eco-friendly made from mining waste (iron tailings) and fly-ash and used for ground works, landscaping, hydraulic engineering projects and wall projects. Revenues from construction materials increased by $0.9 million, or 8.1%, to $11.4 million for the second half of 2017 from $10.6 million for the same period of the prior year. The increase in revenues from construction materials was related to increases in both sales volume and average selling price.

Municipal construction includes such projects as sponge city projects, sewage pipeline construction, public plaza construction, and landscaping. Our environmental-friendly construction materials such as brick and block may be used in these municipal construction projects as required by local governments. Revenues from municipal construction projects were $0.3 million related to one municipal construction project for the second half of 2017. We did not book revenues from municipal construction projects in the second half of 2016.

We started to provide environmental-protection related consulting services to customers in the second half of 2016. Our subsidiaries Beijing REIT and Dingxuan provided such services to customers by assisting them in planning the environmental-protection projects, providing market research and feasibility reports reviewing and assisting customers to finalize the design, installation, testing and inspection, as well as providing employee training services. Revenues from technological consulting and other services increased by $0.8 million, or 151.7%, to $1.4 million for the second half of 2017 from $0.5 million for the same period of the prior year.

Revenues from machinery and equipment, construction materials, municipal construction projects and technological consulting and other services accounted for 36.5%, 55.7%, 1.2%, and 6.6%, respectively, of total revenues in the second half of 2017, compared to 41.2%, 55.9%, 0, and 2.9%, respectively, of total revenues in the same period of the prior year.

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Cost of goods sold

Total cost of goods sold decreased by $1.0 million, or 9.0%, to $10.1 million for the second half of 2017 from $11.1 million for the same period of the prior year. The decrease in cost of goods sold was mainly due to decrease in per unit costs related to our construction materials business. As a percentage of revenues, total cost of goods sold was 49.3% in the second half of 2017, compared to 58.9% for the same period of the prior year.

Costs of goods sold for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were $3.7 million, $5.8 million, $0.2 million, and $0.4 million, respectively, for the second half of 2017, compared to $2.6 million, $8.2 million, $0, and $0.3 million, respectively, for the same period of the prior year.

Gross profit and gross margin

Overall gross profit increased by $2.6 million, or 34.0%, to $10.4 million for the second half of 2017 from $7.8 million for the same period of the prior year. Gross profits for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were $3.8 million, $5.6 million, $0.1 million, and $0.9 million, respectively, for the second half of 2017, compared to $5.2 million, $2.4 million, $0, and $0.2 million, respectively, for the same period of the prior year.

Overall gross margin was 50.7% for the second half of 2017, compared to 41.1% for the same period of the prior year. Gross margins for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were 50.6%, 49.0%, 36.0%, and 68.2%, respectively, for the second half of 2017, compared to 66.6%, 22.4%, $0, and 38.4%, respectively, for the same period of the prior year.

Operating expenses

Selling expenses increased by $0.2 million, or 15.8%, to $1.2 million for the second half of 2017 from $1.0 million for the same period of the prior year. The increase in selling expenses was mainly due to higher sales commission and increased marketing expenses in the second half of 2017. As a percentage of revenues, selling expenses were 5.8% for the second half of 2017, compared to 5.5% for the same period of the prior year.

General and administrative expenses increased by $0.5 million, or 21.1%, to $2.9 million for the second half of 2017 from $2.4 million for the same period of the prior year. The increase in general and administrative expenses was mainly due to higher bad debt expense incurred in the second half of 2017. As a percentage of revenues, general and administrative expenses were 13.9% for the second half of 2017, compared to 12.5% for the same period of the prior year.

Research and development expenses increased by $32,321, or 10.3%, to $0.35 million for the second half of 2017 from $0.31 million for the same period of the prior year. As a percentage of revenues, research and development expenses were 1.7% for the second half of 2017 and 2016.

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Total operating expenses increased by $0.7 million, or 18.7%, to $4.4 million for the second half of 2017 from $3.7 million for the same period of the prior year. As a percentage of revenues, operating expenses were 21.4% for the second half of 2017, compared to 19.6% for the same period of the prior year.

Operating income and operating margin

Income from operations increased by $1.9 million, or 47.9%, to $6.0 million for the second half of 2017 from $4.1 million for the same period of the prior year. Operating margin was 29.3% for the second half of 2017, compared to 21.5% for the same period of the prior year.

Other income (expenses)

Net other expenses were $0.3 million, including interest expense of $0.4 million and other income of $0.1 million, for the second half of 2017. As a comparison, net other expenses were $1.0 million, including interest expense of $0.7 million and other expenses of $0.3 million, for the same period of the prior year. The decrease of interest expense was due to less borrowings during the second half of 2017.

Income before income taxes

Income before income taxes increased by $2.7 million, or 89.4%, to $5.7 million for the second half of 2017 from $3.0 million for the same period of the prior year. The increase was primarily attributable to increased sales and gross margin and partially offset by the increased operating expense as discussed above.

Provision for income taxes

Provision for income taxes was $1.9 million for the second half of 2017, compared to $1.1 million for the same period of the prior year. The effective tax rates were 33.5% and 36.9% for the second half of 2017 and 2016, respectively.

Net income and EPS

As a result, net income increased by $1.9 million, or 99.6%, to $3.8 million for the second half of 2017 from $1.9 million for the same period of the prior year. After deducting for non-controlling interest, net income attributable to RETO was $3.3 million, or $0.20 per basic and diluted share, for the second half of 2017. This compared to $1.8 million, or $0.10 per basic and diluted share, for the same period of the prior year.

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Full Year 2017 Financial Results

Revenues

Total revenues increased by $3.1 million, or 9.6%, to $35.6 million for 2017 from $32.4 million for 2016. The increase in revenues was across all four business segments.

	For the Twelve Months Ended December 31,
	2017			2016
	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
	($’000)	($’000)	(%)	($’000)	($’000)	(%)
Machinery and equipment	$14,485	$7,789	53.8%	$13,167	$7,743	58.8%
Construction materials	19,456	9,156	47.1%	18,425	6,091	33.1%
Municipal construction projects	250	90	36.0%	-	-	-
Technological consulting and other services	1,360	928	68.2%	833	318	38.2%
Total	$35,551	$17,962	50.5%	$32,424	$14,152	43.6%

Revenues from the machinery and equipment segment increased by $1.3 million, or 10.0%, to $14.5 million for 2017 from $13.2 million for 2016. We sold 18 production lines and 33 large equipment sets to customers during 2017, compared to 32 production lines and 20 large equipment sets sold during 2016.

Revenues from construction materials increased by $1.0 million, or 5.6%, to $19.5 million for 2017 from $18.4 million for 2016. The increase in revenues from construction materials was related to increases in both sales volume and average selling price. We sold approximately 5.0 million square meters of bricks and block during 2017 and 2016, respectively.

Revenues from municipal construction projects was $0.3 million related to one municipal construction project for 2017. The Company did not book revenues from municipal construction projects in 2016.

Revenues from technological consulting and other services increased by $0.5 million, or 63.2%, to $1.4 million for 2017 from $0.8 million for 2016.

Revenues from machinery and equipment, construction materials, municipal construction projects and technological consulting and other services accounted for 40.7%, 54.7%, 0.7%, and 3.8%, respectively, of total revenues in 2017, compared to 40.6%, 56.8%, $0, and 2.6%, respectively, of total revenues in 2016.

Cost of goods sold

Total cost of goods sold decreased by $0.7 million, or 3.7%, to $17.6 million for 2017 from $18.3 million for 2016. The decrease in cost of goods sold was mainly due to decrease in per unit costs related to our construction materials business. As a percentage of revenues, total cost of goods sold was 49.5% in 2017, compared to 56.4% for the prior year.

Costs of goods sold for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were $6.7 million, $10.3 million, $0.1 million, and $0.4 million, respectively, in 2017, compared to $5.4 million, $12.3 million, $0, and $0.5 million, respectively, in 2016.

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Gross profit and gross margin

Overall gross profit increased by $3.8 million, or 26.9%, to $18.0 million for 2017 from $14.2 million for 2016. Gross profits for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were $7.8 million, $9.2 million, $0.1 million, and $0.9 million, respectively, in 2017, compared to $7.7 million, $6.1 million, $0, and $0.3 million, respectively, in 2016.

Overall gross margin was 50.5% for 2017, compared to 43.6% for the prior year. Gross margins for machinery and equipment, construction materials, municipal construction projects and technological consulting and other services were 53.8%, 47.1%, 36.0%, and 68.2%, respectively, in 2017, compared to 58.8%, 33.1%, 0, and 38.2%, respectively, in 2016.

Operating expenses

Selling expenses increased by $0.2 million, or 13.7%, to $1.8 million for 2017 from $1.6 million for 2016. The increase in selling expenses was mainly due to higher sales commissions and increased marketing expenses in 2017. As a percentage of revenues, selling expenses were 5.1% for 2017, compared to 4.9% for the prior year.

General and administrative expenses increased by $1.4 million, or 36.9%, to $5.3 million for 2017 from $3.9 million for 2016. The increase in general and administrative expenses was mainly due to higher bad debt expense incurred in 2017. As a percentage of revenues, general and administrative expenses were 14.9% for 2017, compared to 12.0% for 2016.

Research and development expenses increased by $0.1 million, or 19.8%, to $0.6 million for 2017 from $0.5 million for 2016. As a percentage of revenues, research and development expenses were 1.7% for 2017, compared to 1.6% for 2016.

Total operating expenses increased by $1.7 million, or 29.3%, to $7.7 million for 2017 from $6.0 million for 2016. As a percentage of revenues, operating expenses were 21.7% for 2017, compared to 18.4% for 2016.

Operating income and operating margin

Income from operations increased by $2.1 million, or 25.2%, to $10.3 million for 2017 from $8.2 million for 2016. Operating margin was 28.8% for 2017, compared to 25.3% for 2016.

Other income (expenses)

Net other expenses were $0.8 million, including interest expense of $1.0 million and other income of $0.2 million, for 2017. As a comparison, net other expenses were $1.7 million, including interest expense of $1.5 million and other expenses of $0.3 million, for 2016. The decrease of interest expense was due to less borrowings during 2017.

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Income before income taxes

Income before income taxes increased by $3.0 million, or 45.7%, to $9.4 million for 2017 from $6.5 million for 2016. The increase was primarily attributable to increased sales and gross margin and partially offset by the increased operating expense as discussed above.

Provision for income taxes

Provision for income taxes was $2.8 million for 2017, compared to $2.0 million for 2016. The effective tax rates were 29.3% and 30.2% for 2017 and 2016, respectively.

Net income and EPS

As a result, net income increased by $2.1 million, or 47.6%, to $6.6 million for 2017 from $4.5 million for 2016. After deducting for non-controlling interest, net income attributable to RETO was $6.0 million, or $0.35 per basic and diluted share, for 2017. This compared to $4.1 million, or $0.25 per basic and diluted share, for 2016.

Financial Conditions

As of December 31, 2017, we had cash and cash equivalents of $10.9 million and restricted cash of $0, compared to $1.6 million and $0.2 million, respectively, at the end of 2016. Total loan balance was $15.0 million as of December 31, 2017, compared to $16.4 million at the end of 2016. Total working capital was $7.0 million as of December 31, 2017, versus working capital deficit of $7.0 million at the end of 2016.

Net cash provided by operating activities was $2.5 million for 2017, compared to $3.9 million for 2016. Net cash used in investing activities was $7.4 million for 2017, compared to $9.3 million for 2016. During 2017, the Company paid $4.6 million on the construction in progress projects to build a new factory facility and purchase of equipment for the Company’s subsidiary REIT Xinyi. Net cash provided by financing activities was $14.2 million for 2017, compared to $6.7 million for 2016.

Recent Developments

In December 2017, we closed our initial public offering (“IPO”) of 3,220,000 shares of common shares at a public offering price of $5.00 per share. The gross proceeds from the offering were approximately $16.1 million before deducting placement agent commissions and other offering expenses, resulting in net proceeds of approximately $14.3 million. In connection with the offering, the Company’s common shares began trading on the NASDAQ Capital Market beginning on November 29, 2017 under the symbol “RETO”.

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About Reto Eco-Solutions, Inc.

Founded in 1999 and headquartered in Beijing, ReTo is a manufacturer and distributor of eco-friendly construction materials (aggregates, bricks, pavers and tiles), made from mining waste (iron tailings) and fly-ash, as well as equipment used for the production of these eco-friendly construction materials. The Company also provides a full range of eco-friendly project solutions, including consultation, design, project implementation and construction, relating to all stages of sponge-city projects for customers. The Company’s clients are located or have been located in mainland China, and internationally, including Canada, the United States, Middle East, India, Maldives North Africa and Brazil.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding: 1) the Company’s continued growth and business outlook; 2) the Company’s ability to increase market penetration of existing products; 3) the Company’s ability to develop new products; and 4) the Company’s ability to expand its geographical outreach in domestic and international markets are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of construction in China and internationally; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and internationally and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Email: ir@retoeco.com

Investor Relations:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

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RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2017	2016
ASSETS
Current Assets:
Cash and cash equivalents	$10,863,040	$1,594,594
Restricted cash	-	230,400
Accounts receivable, net	18,503,286	15,207,029
Advances to suppliers, net	1,847,637	1,882,408
Inventories	1,611,836	1,308,526
Acquisition deposit	-	565,000
Prepaid expenses and other current assets	774,665	356,498
Total Current Assets	33,600,464	21,144,455

Property, plant and equipment, net	39,833,280	34,160,330
Intangible assets, net	7,401,550	7,092,370
Other assets	-	174,829
Deferred tax assets	296,535	89,015
Total Assets	$81,131,829	$62,660,999

LIABILITIES AND EQUITY

Current Liabilities:
Short term bank loans, net	$7,540,381	$5,734,666
Long term bank loans-current portion	4,460,524	4,391,260
Bank notes payable	-	720,000
Advances from customers	7,078,609	7,924,658
Deferred revenue	520,872	507,200
Accounts payable	2,506,484	4,405,118
Accrued and other liabilities	716,960	915,307
Taxes payable	3,352,512	2,310,902
Due to related parties	375,697	1,199,620
Total Current Liabilities	26,552,039	28,108,731

Long term bank loans	2,951,040	6,249,600
Total Liabilities	29,503,079	34,358,331

Commitments and Contingencies

Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 22,760,000 and 18,640,000 shares issued and outstanding as of December 31, 2017 and 2016*	22,760	18,640
Additional paid-in capital	42,278,252	23,741,828
Statutory reserve	1,989,475	1,033,524
Accumulated earnings	5,246,950	224,512
Accumulated other comprehensive loss	(216,414)	(1,728,096)
Total RETO Eco Solutions Inc. Stockholders’ Equity	49,321,023	23,290,408

Noncontrolling interest	2,307,727	5,012,260
Total Equity	51,628,750	28,302,668

Total Liabilities and Equity	$81,131,829	$62,660,999

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RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years ended December 31,
	2017	2016	2015

Revenues	$35,551,016	$32,424,269	$17,384,373
Cost of goods sold	17,588,738	18,272,017	9,265,313
Gross Profit	17,962,278	14,152,252	8,119,060

Operating Expenses
Selling expenses	1,797,926	1,580,825	1,462,144
General and administrative expenses	5,308,079	3,878,709	2,607,846
Research and development expenses	603,445	503,688	458,246
Total Operating Expenses	7,709,450	5,963,222	4,528,236

Income from Operations	10,252,828	8,189,030	3,590,824

Other Expense:
Interest expense	(1,012,960)	(1,450,389)	(1,032,329)
Other income (expense)	166,997	(283,205)	92,880
Total Other Expense, net	(845,963)	(1,733,594)	(939,449)

Income Before Income Taxes	9,406,865	6,455,436	2,651,375

Provision for Income Taxes	2,760,080	1,952,356	295,760

Net Income	6,646,785	4,503,080	2,355,615
Less: net income attributable to noncontrolling interest	668,396	399,559	41,270
Net income attributable to ReTo Eco-Solutions, Inc.	$5,978,389	$4,103,521	$2,314,345

Net Income	$6,646,785	$4,503,080	$2,355,615
Other Comprehensive Income (loss):
Foreign currency translation income (loss)	2,109,103	(1,699,975)	(905,144)
Comprehensive Income	8,755,888	2,803,105	1,450,471
Less: comprehensive income (loss) attributable to noncontrolling interest	1,265,817	(26,394)	(65,195)
Comprehensive income attributable to ReTo Eco-Solutions, Inc.	$7,490,071	$2,829,499	$1,515,666

Earnings per share
Basic and diluted	$0.35	$0.25	$0.13

Weighted average number of shares
Basic and diluted *	19,130,137	18,043,836	17,840,000

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RETO ECO-SOLUTIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,646,785	$4,503,080	$2,355,615
Adjustments to reconcile net income to net cash provided by operating activities:
Gain from disposal of property and equipment	-	-	(12,598)
Deferred tax benefit	(194,045)	(44,685)	(45,448)
Depreciation and amortization	1,566,739	1,361,260	1,257,220
Bad debt provisions	876,924	1,101,698	311,331
Changes in operating assets:
Accounts receivable	(3,174,381)	(7,451,292)	(5,353,931)
Advances to suppliers	198,355	(1,761,639)	1,206,987
Inventories	(207,182)	745,161	353,894
Other assets	(320,500)	6,281	(15,751)
Changes in operating liabilities:
Advances from customers	(1,328,663)	3,028,340	(368,457)
Deferred revenue	(19,733)	(20,067)	(21,400)
Accounts payable	(2,113,907)	231,012	1,809,758
Billings in excess of costs and estimated earnings	-	(174,038)	65,924
Taxes payable	853,072	2,078,982	420,593
Accrued and other liabilities	(248,546)	333,863	(105,410)
Net cash provided by operating activities	2,534,918	3,937,956	1,858,327

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from property and equipment disposal	-	-	17,655
Addition of property, equipment and construction in progress	(4,639,003)	(9,372,067)	(2,709,343)
Purchase of intangible assets	-	(1,681,870)	-
Deposit made for planned acquisition of minority interest	-	(565,000)	-
Acquisition of minority interest	(2,735,000)	-	-
Collection (payment) on project deposit	-	2,317,700	(2,471,700)
Net cash used in investing activities	(7,374,003)	(9,301,237)	(5,163,388)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term bank loans	9,767,793	7,597,297	-
Deferred financing costs paid	-	(98,774)	-
Proceeds from long-term bank loans	-	752,500	5,617,500
Repayment of short-term bank loans	(8,244,905)	(6,772,500)	(4,250,197)
Repayment of long-term bank loans	(3,799,654)	(1,962,331)	(3,624,960)
Proceeds from (repayment of) bank notes, net	(739,984)	-	802,500
Proceeds received from stock issuance for reorganization	-	4,457,500	-
Payments to original shareholders of Beijing REIT	-	(3,466,260)	-
Proceeds from investor loan	-	3,200,000	-
Gross proceeds from Initial Public Offering – stock issuance	16,100,000	-	-
Direct costs disbursed from Initial Public Offering proceeds	(1,829,806)	-	-
Proceeds from private placement sale of stock	3,600,000	-	-
Proceeds from (repayment of) related party loans, net	(854,401)	817,495	424,019
Capital contribution from noncontrolling shareholders	-	2,218,617	2,912,760
Change in restricted cash, net	236,795	(90,300)	(160,500)
Net cash provided by financing activities	14,235,838	6,653,244	1,721,122

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(128,307)	(227,996)	85,022

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,268,446	1,061,967	(1,498,917)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,594,594	532,627	2,031,544

CASH AND CASH EQUIVALENTS, END OF YEAR	$10,863,040	$1,594,594	$532,627

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$997,948	$1,430,901	$1,237,325
Income tax paid	$1,903,343	$719,479	$34,867

Non-Cash Financing Activities
Conversion of investor loan to equity	$-	$3,200,000	$3,325,019
Withdrawal of capital by original minority shareholder in REIT Changjiang	$-	$-	$(3,325,019)

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